



RJR Importer & Distributor LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $100,000

Offering End Date: August 7, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: RJR Importer & Distributor LLC

Founded: December 15, 2015

Address: 3301 N Country Club Dr, Unit 707
Aventura, FL 33180

Industry: Wine & Spirits Merchant Wholesalers

Employees: 2

Website: https://tasters.wine/

Use of Funds Allocation:

If the maximum raise is met:

$93,000 (93.00%) – of the proceeds will go towards working capital- new product, website improvements, marketing campaigns, and staffing
$7,000 (7.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,540 Followers





Business Metrics:

	FY23	FY24	YTD 5/31/2025
Total Assets	$138,813	$160,618	$162,403
Cash & Cash Equivalents	$24,886	$15,806	$20,542
Accounts Receivable	$0	$0	$0
Short-term Debt	$44,358	$110,818	$99,460
Long-term Debt	$6,854	$458	$4,166
Revenue	$236,487	$236,031	$133,971
Cost of Goods Sold	$109,109	$125,071	$66,897
Taxes	$0	$0	$0
Net Income	$20,143	-$35,434	$4,370

Recognition:

RJR Importer & Distributor LLC (DBA Tasters Wines) sources wines directly from family-run wineries, and they help them succeed in the U.S. with a thoughtful, client-centered approach: curated portfolios, wine dinners, and tailored support to retailers and restaurants. The response has been clear: people value the story, the craftsmanship, and the connection. Owners Joaquín Patilla Ramos and Marta Patilla Ramos created Tasters because they saw something too valuable to ignore: a world of extraordinary Spanish wines—many already acclaimed in Europe—being overlooked or forgotten outside their borders.

About:

RJR Importer & Distributor LLC (DBA Tasters Wines) is a Miami-based wine importer bringing boutique Spanish wines to the U.S. market. They work directly with the wineries and certify the quality of the product and the work of everyone, with the goal of incorporating the best projects in each appellation of origin.

For more information, contact our Customer Support Team at support@thesmbx.com

